                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  MEDAIRE, INC.
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    U58215101
                                 (CUSIP Number)

                               LEONARDO LOO, ESQ.
                            GALLAGHER & KENNEDY, P.A.
                            2575 EAST CAMELBACK ROAD
                           PHOENIX, ARIZONA 85016-9225
                                 (602) 530-8000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                DECEMBER 17, 2005
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

                                  SCHEDULE 13D

-------------------                                    ------------------------
CUSIP NO. U58215101                                          PAGE 2 OF 15 PAGES
-------------------                                    ------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Best Dynamic Services Limited
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                    13,058,149

NUMBER OF       ----------------------------------------------------------------
SHARES          8   SHARED VOTING POWER
BENEFICIALLY        31,734,214 (1)
OWNED BY
EACH            ----------------------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON              13,058,149
WITH
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    31,734,214 (1)

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      31,734,214 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      55.4% (1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

(1) THE REPORTING PERSON DISCLAIMS BENEFICIAL INTEREST IN 18,676,065 SHARES OF COMMON STOCK IN MEDAIRE, INC. OWNED BY JOAN SULLIVAN GARRETT AND/OR CONNEMARA, L.L.C. THE 18,676,065 SHARES REPRESENT APPROXIMATELY 32.6% OF THE ISSUED AND OUTSTANDING COMMON STOCK OF MEDAIRE, INC. SEE ALSO ITEM 5 BELOW.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

--------------------                                          ------------------
CUSIP NO. U58215101                                           PAGE 3 OF 15 PAGES
--------------------                                          ------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Blue Cross Travel Services B.V.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      The Netherlands
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                              0

NUMBER OF               --------------------------------------------------------
SHARES                  8     SHARED VOTING POWER
BENEFICIALLY                  31,734,214 (1)
OWNED BY
EACH                    --------------------------------------------------------
REPORTING               9     SOLE DISPOSITIVE POWER
PERSON                        0
WITH
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              31,734,214 (1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      31,734,214 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      55.4% (1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

(1) THE REPORTING PERSON DISCLAIMS BENEFICIAL INTEREST IN 18,676,065 SHARES OF COMMON STOCK IN MEDAIRE, INC. OWNED BY JOAN SULLIVAN GARRETT AND/OR CONNEMARA, L.L.C. THE 18,676,065 SHARES REPRESENT APPROXIMATELY 32.6% OF THE ISSUED AND OUTSTANDING COMMON STOCK OF MEDAIRE, INC. SEE ALSO ITEM 5 BELOW.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. U58215101                                           PAGE 4 OF 15 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      International SOS (EMEA) Holdings N.V.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Netherlands Antilles
--------------------------------------------------------------------------------
                        7     SOLE VOTING POWER
                              0

NUMBER OF               --------------------------------------------------------
SHARES                  8     SHARED VOTING POWER
BENEFICIALLY                  31,734,214 (1)
OWNED BY
EACH                    --------------------------------------------------------
REPORTING               9     SOLE DISPOSITIVE POWER
PERSON                        0
WITH
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER
                              31,734,214 (1)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      31,734,214 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      55.4% (1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

(1) THE REPORTING PERSON DISCLAIMS BENEFICIAL INTEREST IN 18,676,065 SHARES OF COMMON STOCK IN MEDAIRE, INC. OWNED BY JOAN SULLIVAN GARRETT AND/OR CONNEMARA, L.L.C. THE 18,676,065 SHARES REPRESENT APPROXIMATELY 32.6% OF THE ISSUED AND OUTSTANDING COMMON STOCK OF MEDAIRE, INC. SEE ALSO ITEM 5 BELOW.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------                                     ------------------------
CUSIP NO. U58215101                                           PAGE 5 OF 15 PAGES
-------------------                                     ------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      AEA International Holdings Limited
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
--------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
                      0

NUMBER OF         --------------------------------------------------------------
SHARES            8   SHARED VOTING POWER
BENEFICIALLY          31,734,214 (1)
OWNED BY
EACH              --------------------------------------------------------------
REPORTING         9   SOLE DISPOSITIVE POWER
PERSON                0
WITH
                  --------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER
                      31,734,214 (1)

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      31,734,214 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      55.4% (1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

(1) THE REPORTING PERSON DISCLAIMS BENEFICIAL INTEREST IN 18,676,065 SHARES OF COMMON STOCK IN MEDAIRE, INC. OWNED BY JOAN SULLIVAN GARRETT AND/OR CONNEMARA, L.L.C. THE 18,676,065 SHARES REPRESENT APPROXIMATELY 32.6% OF THE ISSUED AND OUTSTANDING COMMON STOCK OF MEDAIRE, INC. SEE ALSO ITEM 5 BELOW.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------                                     ------------------------
CUSIP NO. U58215101                                           PAGE 6 OF 15 PAGES
-------------------                                     ------------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Arnaud P.A. Vaissie
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      France
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0

NUMBER OF             ----------------------------------------------------------
SHARES                8   SHARED VOTING POWER
BENEFICIALLY              31,734,214 (1)
OWNED BY
EACH                  ----------------------------------------------------------
REPORTING             9   SOLE DISPOSITIVE POWER
PERSON                    0
WITH
                      ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          31,734,214 (1)

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      31,734,214 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      55.4% (1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

(1) THE REPORTING PERSON DISCLAIMS BENEFICIAL INTEREST IN 18,676,065 SHARES OF COMMON STOCK IN MEDAIRE, INC. OWNED BY JOAN SULLIVAN GARRETT AND/OR CONNEMARA, L.L.C. THE 18,676,065 SHARES REPRESENT APPROXIMATELY 32.6% OF THE ISSUED AND OUTSTANDING COMMON STOCK OF MEDAIRE, INC. SEE ALSO ITEM 5 BELOW.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

--------------------                                          ------------------
CUSIP NO. U58215101                                           PAGE 7 OF 15 PAGES
--------------------                                          ------------------

-------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Pascal M.G. Rey-Herme
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      France
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
                            0

NUMBER OF               --------------------------------------------------------
SHARES                  8   SHARED VOTING POWER
BENEFICIALLY                31,734,214 (1)
OWNED BY
EACH                    --------------------------------------------------------
REPORTING               9   SOLE DISPOSITIVE POWER
PERSON                      0
WITH
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                            31,734,214 (1)

-------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      31,734,214 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      55.4% (1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

(1) THE REPORTING PERSON DISCLAIMS BENEFICIAL INTEREST IN 18,676,065 SHARES OF COMMON STOCK IN MEDAIRE, INC. OWNED BY JOAN SULLIVAN GARRETT AND/OR CONNEMARA, L.L.C. THE 18,676,065 SHARES REPRESENT APPROXIMATELY 32.6% OF THE ISSUED AND OUTSTANDING COMMON STOCK OF MEDAIRE, INC. SEE ALSO ITEM 5 BELOW.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

--------------------                                          ------------------
CUSIP NO. U58215101                                           PAGE 8 OF 15 PAGES
--------------------                                          ------------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Laurent Sabourin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      France
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER
                            0

NUMBER OF               --------------------------------------------------------
SHARES                  8   SHARED VOTING POWER
BENEFICIALLY                31,734,214 (1)
OWNED BY
EACH                    --------------------------------------------------------
REPORTING               9   SOLE DISPOSITIVE POWER
PERSON                      0
WITH
                        --------------------------------------------------------
                        10  SHARED DISPOSITIVE POWER
                            31,734,214 (1)

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      31,734,214 (1)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      55.4% (1)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

(1) THE REPORTING PERSON DISCLAIMS BENEFICIAL INTEREST IN 18,676,065 SHARES OF COMMON STOCK IN MEDAIRE, INC. OWNED BY JOAN SULLIVAN GARRETT AND/OR CONNEMARA, L.L.C. THE 18,676,065 SHARES REPRESENT APPROXIMATELY 32.6% OF THE ISSUED AND OUTSTANDING COMMON STOCK OF MEDAIRE, INC. SEE ALSO ITEM 5 BELOW.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

-------------------                                  ---------------------------
CUSIP NO. U58215101                                           PAGE 9 OF 15 PAGES
-------------------                                  ---------------------------

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (this "Statement") relates to the common stock, $0.001 par value (the "Common Stock" or "Shares") of MedAire, Inc., a Nevada corporation (the "Issuer"), which has its principal executive offices located at 80 East Rio Salado Parkway, Suite 610, Tempe, Arizona 85281.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Statement is being filed jointly on behalf of the following persons:

      1. Best Dynamic Services Limited, a corporation organized under the laws of the British Virgin Islands ("BDS").

      2. Blue Cross Travel Services B.V., a corporation organized under the laws of The Netherlands ("Blue Cross").

      3. International SOS (EMEA) Holdings N.V., a corporation organized under the laws of Netherlands Antilles ("ISOSH").

      4. AEA International Holdings Limited, a corporation organized under the laws of the British Virgin Islands ("AEA Holdings")

      5. Arnaud P.A. Vaissie ("Vaissie"), Pascal M.G. Rey-Herme ("Rey-Herme"), and Laurent Sabourin ("Sabourin", together with Vaissie, Rey-Herme, BDS, Blue Cross, ISOSH, and AEA Holdings, the "Reporting Persons" and each a "Reporting Person").

BDS is a wholly-owned subsidiary of Blue Cross, which is a wholly-owned subsidiary of ISOSH. ISOSH is a wholly owned subsidiary of AEA Holdings. Each of Vaissie, Rey-Herme and Sabourin are controlling shareholders of AEA Holdings and the indirect equity holders of BDS. Each of Vaissie, Rey-Herme and Sabourin may be deemed to beneficially own the shares of Common Stock deemed beneficially owned by AEA Holdings, ISOSH and Blue Cross. Each of Vaissie, Rey-Herme and Sauborin expressly disclaim such beneficial ownership.

(b) The business address of each of the Reporting Persons is as follows:

      1. The business address of BDS is P.O. Box 957 Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

      2. The business address of Blue Cross is Beursplein 37, 3011 AA Rotterdam, The Netherlands.

      3. The business address of ISOSH is Scharlooweg 31, Curacao, Netherlands Antilles.

      4. The business address of AEA Holdings is P.O. Box 957 Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

      5. The business address of each of Rey-Herme and Sabourin is 331 North Bridge Road #17-00 Odeon Towers, Singapore 188720. The business address of Vaissie is Sixth Floor, Landmark House, Hammersmith Bridge Road, London W6 9DP, United Kingdom.

(c) The purpose of each of BDS, Blue Cross, and AEA Holdings is to hold investments.

(d) During the last five years, no Reporting Person, or to the best knowledge and belief of the Reporting Persons, none of the individuals listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                                  SCHEDULE 13D

-------------------                                  ---------------------------
CUSIP NO. U58215101                                          PAGE 10 OF 15 PAGES
-------------------                                  ---------------------------

(e) During the last five years, no Reporting Person, or to the best knowledge and belief of the Reporting Persons, none of the individuals listed on Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The name, residence or business address, present principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each natural person that is a director or executive officer of each of the Reporting Persons are set forth on Schedule A hereto and is incorporated by reference herein.

The Reporting Persons, Connemara, L.L.C., an Arizona limited liability company ("Connemara"), and Joan Sullivan Garrett ("Ms. Garrett") may be deemed to constitute a group for purposes of Section 13(d) or Section 13(g) of the Securities and Exchange Act of 1934, as amended (the "Act") (the "Group"). The Reporting Persons expressly disclaim (i) that they are a member of any group for purposes of Section 13(d) or 13(g), and (ii) that they have agreed to act as a group other than as described in this Statement.

The Reporting Persons are filing this Statement jointly and in accordance with the provisions of Rule 13d-1(k)(1) of the Act but are filing this Statement separately from the other members of the Group in accordance with the provisions of Rule 13d-1(k)(2) of the Act.

Each of the Reporting Persons expressly declares that the filings of this Statement shall not be construed as an admission that any such person is, for purposes of Section 13(d) and/or Section 13(g) of the Act, the beneficial owner of any securities held by any other person.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Prior to December 12, 2005, BDS owned 11,355,283 shares of Common Stock. On December 12, 2005, BDS purchased an additional aggregate of 1,702,866 shares of Common Stock for an aggregate purchase price of $1,992,564.68, for a total aggregate of 13,058,149 shares of Common Stock. The shares were purchased with working capital contributed to BDS by Blue Cross out of its working capital. Furthermore, reference is hereby made to Item 4 below, which describes certain agreements entered into between BDS and Ms. Garrett and/or Connemara on December 17, 2005.

ITEM 4. PURPOSE OF TRANSACTION

BDS acquired the Shares for investment purposes and with the intent to effect changes in the executive management of the Issuer for the purpose of maximizing long-term shareholder value. Pursuant to written shareholder consents, BDS previously voted in favor of (a) removing all of the then acting members of the board of directors of the Issuer and appointing six new members to the board, and (b) amending the bylaws of the Issuer. The validity and effectiveness of the shareholder actions was the subject of a lawsuit filed in the United States District Court for the District of Arizona, Case No. CV 05-3874, by the Issuer. A related lawsuit was filed by BDS in the United States District Court for the District of Nevada, Case No. 2:05-cv-01463 (together with the lawsuit filed by the Issuer, collectively, the "Litigation").

This Statement relates to certain voting restrictions and other Common Stock sale restrictions between BDS, Ms. Garrett and Connemara, pursuant to the letter agreements dated December 17, 2005, by and among BDS, Ms. Garrett and Connemara, attached as Exhibit 2 (the "Letter Agreements"). Pursuant to the Letter Agreements, BDS, Ms. Garrett and Connemara have agreed to use their best efforts to (a) effect the appointment of James Allen Williams, a senior executive of AEA Holdings, to the board of directors of the Issuer by December 21, 2005 and to serve as the new Chief Executive Officer of the Issuer; (b) promptly effect a standstill with respect to the Litigation and all lawsuits pending or threatened between BDS, Ms. Garrett, and Connemara and any of their respective affiliates;
(c) cause the Issuer to prepare and circulate shareholder consent resolutions that will elect a new board of directors consisting of nine members, six of whom will be designees of BDS (which will include one independent board member) and three of whom will be designees of Ms. Garrett and/or Connemara (which will include two independent board members), provided that three of the directors will be deemed to be independent from BDS, Ms. Garrett and/or Connemara and the Issuer; (d) cause the Issuer to enter into a five year employment agreement with Ms. Garrett, who will continue as the Chairman and Founder of the Issuer and will have responsibility for certain aspects of the strategic management of the Issuer but not the day-to-day management; and (e) enter into a shareholders agreement that requires BDS and Ms. Garrett and Connemara to not vote their respective securities of the Issuer in a

                                  SCHEDULE 13D

--------------------                                 ---------------------------
CUSIP NO. U58215101                                          PAGE 11 OF 15 PAGES
--------------------                                 ---------------------------

manner inconsistent with the Letter Agreements and places certain limitations on the transferability of Ms. Garrett and Connemara's securities of the Issuer for a period of five years. The parties further agreed to vote their shares in accordance with the shareholder consent resolutions described in clause (c) above. Pursuant to the bylaws, the board members of the Issuer shall hold office until his or her successor is duly elected or until his or her earlier death or resignation or removal in the manner provided in the bylaws. Upon completion of the foregoing actions, BDS, Ms. Garrett and Connemara will use their best efforts to cause the Litigation to be dismissed with prejudice and to obtain releases from all parties involved in the Litigation.

Among the other agreements described in the Letter Agreements was a voting agreement in which the parties agreed not to vote their respective shares of Common Stock in any way inconsistent with the terms of the Letter Agreements, which obligated BDS, Connemara and Ms. Garrett to agree to cause the following actions to be approved: (a) amend the Bylaws of the Issuer with regard to the parties eligible to call special meetings; (b) the supersedure of certain earlier shareholder consents submitted by BDS; (c) the ratification of director compensation plans and indemnification agreements; and (d) the ratification of definitive agreements recording in further detail the agreements made in the Letter Agreements. Ms. Garrett and Connemara also agreed to refrain from selling, pledging or otherwise disposing of the Common Stock or voting power through the Common Stock for a period of five years, except that Ms. Garrett and/or Connemara may sell an amount equal to 3% of the total outstanding Common Stock of the Issuer during each six-month period, starting December 5, 2006. Ms. Garrett and Connemara also agreed to grant to BDS or its designee a right of first refusal to purchase the Common Stock held by Ms. Garrett and/or Connemara, for a purchase price equal to the greater of (X) the average weighted quoted price over the previous 90 days, or (Y) the last annual audited stated EBITDA per share multiplied by 7.5. Ms. Garrett would also assume a compensated position on the board of an affiliate of BDS. The Letter Agreements will terminate if the foregoing actions are not completed on or before February 28, 2006.

The summary set forth in this Item 4 of certain aspects of the transactions reported in this Statement does not purport to be a complete description of, and is qualified in its entirety by reference to, the provisions of the Letter Agreements attached hereto.

The Reporting Persons expect to consider and evaluate on an on-going basis all of their options with respect to the investment in the Issuer. Among other alternatives, the Reporting Persons may continue to engage in discussions with the management and the board of directors of the Issuer to encourage them to take steps to maximize shareholder value. The Reporting Persons also may attempt to encourage the Issuer and third parties to consider other strategic transactions involving the Issuer that are designed to maximize shareholder value. In addition, the Reporting Persons may pursue other alternatives available in order to maximize the value of the investment in the Issuer. Such alternatives could include, without limitation, (a) the purchase of additional securities of the Issuer, including without limitation Common Stock of the Issuer, options, or other related derivatives, in the open market, in privately negotiated transactions, or otherwise, and (b) the sale of all or a portion of the securities of the Issuer, including without limitation shares of Common Stock of the Issuer, options, or related derivatives, now beneficially owned or hereafter acquired by them. The Reporting Persons may contact and consult with other shareholders of the Issuer concerning the Issuer, its prospects, and any or all of the foregoing matters. The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they deem to be in their best interests.

Except as set forth above, the Reporting Persons do not have any current intention, plan, or proposal with respect to (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present capitalization or dividend policy of the Issuer; (d) any other material change in the Issuer's business or corporate structure; (e) changes in the Issuer's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (f) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (g) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (h) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

The descriptions contained in Item 2, Item 3 and Item 4 above are incorporated herein by reference. Based on the Issuer's Form 10, as of June 30, 2005, there were outstanding 57,331,740 shares of Common Stock of the Issuer. As of the date hereof, the Reporting Persons are deemed to beneficially own and hold sole dispositive power over approximately 13,058,149 shares of Common Stock of the Issuer, representing 22.78% of the issued and outstanding Common Stock of the Issuer, all of which are owned directly by BDS.

                                  SCHEDULE 13D

-------------------                                  ---------------------------
CUSIP NO. U58215101                                          PAGE 12 OF 15 PAGES
-------------------                                  ---------------------------

Because of the transactions described in Item 4 above, the Reporting Persons may be deemed to beneficially own or to share the power to vote the shares of Common Stock owned by Ms. Garrett and/or Connemara. The Reporting Persons expressly disclaim such beneficial ownership and expressly disclaim that they are members of any group for purposes of Section 13(d) or 13(g) of the Act, and that they have agreed to act as a group other than as described in this Statement. Ms. Garrett and/or Connemara are the beneficial owners of 18,676,065 shares of Common Stock, representing approximately 32.6% of the issued and outstanding Common Stock of the Issuer. Together, Ms. Garrett, Connemara and BDS would beneficially own 31,734,214 shares of the Common Stock of the Issuer, representing an aggregate approximate amount of 55.4% of the issued and outstanding Common Stock of the Issuer. To the Reporting Persons' knowledge, other than expressly provided in this Statement, Ms. Garrett and Connemara have the sole dispositive power over its 18,676,065 shares of Common Stock of the Issuer.

With respect to transactions effected in the past 60 days, on December 12, 2005, BDS purchased 1,427,866 shares of Common Stock and 275,000 shares of Common Stock for $1,676,314.68 and $316,250.00, respectively. Furthermore, reference is hereby made to Item 4 above, which describes certain agreements entered into on December 17, 2005, by and among BDS, Ms. Garrett and Connemara in connection with the securities of the Issuer.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer held by the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The descriptions contained in Item 4 above are incorporated herein by reference. BDS has also entered into a put option agreement, dated as of November 24, 2005, with LF Private Equity AS ("LF Private Equity") and International SOS Pte. Limited, in which LF Private Equity has the ability to exercise its right to cause BDS or International SOS Pte. Limited to purchase up to 1,722,000 shares of the Common Stock held by LF Private Equity for A $1.208 per share (Australian currency). The put option period may be exercised for a period of ten business days after June 5, 2006. A copy of the put option agreement is attached hereto as Exhibit 3. Except as described in this Statement, the Reporting Persons are not aware of any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 -    Joint Filing Agreement of the Reporting Persons.

Exhibit 2 -    Letter Agreements, dated December 17, 2005, by and among BDS, Ms.
               Garrett and Connemara.

Exhibit 3 -    Put Option Agreement, dated November 24, 2005, by and among BDS,
               International SOS Pte. Limited, and LF Private Equity AS.

                                  SCHEDULE 13D

-------------------                                  ---------------------------
CUSIP NO. U58215101                                          PAGE 13 OF 15 PAGES
-------------------                                  ---------------------------

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          BEST DYNAMIC SERVICES LIMITED
Date:  December 27, 2005
                                          By: /s/ Laurent Sabourin
                                          --------------------------------------
                                          Name: Laurent Sabourin
                                          Title: Director

                                          BLUE CROSS TRAVEL SERVICES B.V.
                                          By: /s/ Laurent Sabourin
                                          --------------------------------------
                                          Name: Laurent Sabourin
                                          Title: Managing Director

                                          INTERNATIONAL SOS (EMEA) HOLDINGS N.V.
                                          By: /s/ Laurent Sabourin
                                          --------------------------------------
                                          Name: Laurent Sabourin
                                          Title: Managing Director

                                          AEA INTERNATIONAL HOLDINGS LIMITED

                                          By: /s/ Laurent Sabourin
                                          --------------------------------------
                                          Name: Laurent Sabourin
                                          Title: Director

                                          ARNAUD P.A. VAISSIE

                                          /s/ Arnaud P.A. Vaissie
                                          --------------------------------------
                                          PASCAL M.G. REY-HERME

                                          /s/ Pascal M.G. Rey-Herme
                                          --------------------------------------

                                          LAURENT SABOURIN

                                          /s/ Laurent Sabourin
                                          --------------------------------------

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                  SCHEDULE 13D

-------------------------                            ---------------------------
CUSIP NO. U58215101                                          PAGE 14 OF 15 PAGES
-------------------------                            ---------------------------

                                   SCHEDULE A

                        EXECUTIVE OFFICERS AND DIRECTORS
                            OF THE REPORTING PERSONS

I.    Best Dynamic Services Limited

      The name, residence or business address, principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of BDS is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as an executive officer or director of BDS, (ii) the business address of such person is c/o BDS at the address of BDS set forth under Item 2 of this Statement, and
(iii) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock of the Issuer.

Name                            Principal Occupation/Business Address                                       Citizenship
----                            -------------------------------------                                       -----------
Laurent Sabourin                Director, c/o 331 North Bridge Road #17-00 Odeon Towers, Singapore          France
                                188720
Arnaud P.A. Vaissie             Director, c/o Sixth Floor, Landmark House, Hammersmith Bridge Road,         France
                                London W6 9DP, United Kingdom
Pascal M.G. Rey-Herme           Director, c/o 331 North Bridge Road #17-00 Odeon Towers, Singapore          France
                                188720

II. Blue Cross Travel Services B.V.

The name, residence or business address, principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of Blue Cross is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as an executive officer or director of Blue Cross, (ii) the business address of such person is c/o Blue Cross at the address of Blue Cross set forth under Item 2 of this Statement, and
(iii) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock of the Issuer.

Name                            Principal Occupation/Business Address                                     Citizenship
----                            -------------------------------------                                     -----------
Laurent Sabourin                Managing Director, c/o 331 North Bridge Road #17-00 Odeon Towers,         France
                                Singapore 188720
Bernardus Gregorius             Managing Director, c/o Beursplein 37, 3011 AA Rotterdam, The              Dutch
Dorhout Mees                    Netherlands

III. International SOS (EMEA) Holdings N.V.

The name, residence or business address, principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of ISOSH is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as an executive officer or director of ISOSH, (ii) the business address of such person is c/o ISOSH at the address of ISOSH set forth under Item 2 of this Statement, and (iii) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock of the Issuer.

Name                            Principal Occupation/Business Address                                     Citizenship
----                            -------------------------------------                                     -----------
Laurent Sabourin                Managing Director, c/o 331 North Bridge Road #17-00 Odeon Towers,         France
                                Singapore 188720
Arnaud P.A. Vaissie             Managing Director, c/o Sixth Floor, Landmark House, Hammersmith Bridge    France
                                Road, London W6 9DP, United Kingdom
Pascal M.G. Rey-Herme           Managing Director, c/o 331 North Bridge Road #17-00 Odeon Towers,         France
                                Singapore 188720
Micora N.V.                     Managing Director, c/o Scharlooweg 31, Curacao, Netherlands Antilles      Netherlands Antilles Co

                                  SCHEDULE 13D

-------------------------                            ---------------------------
CUSIP NO. U58215101                                          PAGE 15 OF 15 PAGES
-------------------------                            ---------------------------

IV.   AEA International Holdings Limited

The name, residence or business address, principal occupation or employment, the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each executive officer or director of AEA Holdings is set forth below. Unless otherwise indicated (i) the principal occupation or employment of such person is as an executive officer or director of AEA Holdings, (ii) the business address of such person is c/o AEA Holdings at the address of AEA Holdings set forth under Item 2 of this Statement, and (iii) to the knowledge of the Reporting Persons, such person does not beneficially own and has not had any transactions in the Common Stock of the Issuer.

Name                            Principal Occupation/Business Address                                             Citizenship
----                            -------------------------------------                                             -----------
Arnaud P.A. Vaissie             President and CEO, c/o Sixth Floor, Landmark House, Hammersmith Bridge            France
                                Road, London, W6 9DP, United Kingdom
Pascal M.G. Rey-Herme           Group Medical Director, 331 North Bridge Road #17-00 Odeon Towers,                France
                                Singapore 188720
Laurent Sabourin                Group Managing Director, 331 North Bridge Road #17-00 Odeon Towers,               France
                                Singapore 188720
Claude A. Giroux                Director, c/o Two Cochrane Skatfield, Chancery Court, Providenciales,             Canadian
                                Turks & Caicos Islands
Michael D. Selby                Director, c/o Casa Viva #2002, 47/48 Soi Charoenjai, Ekamai Road,                 USA
                                Klongtonnua, Klongtoey, 10110 Bangkok, Kingdom of Thailand
Andrey Berzins                  Director, c/o 50 Raffles Place #15-03 Singapore Land Tower, Singapore             British
                                048623
Brian Watson                    Director, c/o Level 8, 90 Collins Street, Melbourne, Vic. 3000, Australia         Australian

                                    EXHIBIT 1

                  BEST DYNAMIC SERVICES LIMITED - SCHEDULE 13D

                             JOINT FILING AGREEMENT

The undersigned hereby agree that this Schedule 13D, dated December 27, 2005, with respect to the shares of common stock, $0.001 par value per share, of MedAire, Inc., is, and any amendments to such Schedule 13D signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. Each of the undersigned hereby agrees that it shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

                                         BEST DYNAMIC SERVICES LIMITED
Date:  December 27, 2005
                                         By: /s/ Laurent Sabourin
                                         ---------------------------------------
                                         Name: Laurent Sabourin
                                         Title: Director

                                         BLUE CROSS TRAVEL SERVICES B.V.
                                         By: /s/ Laurent Sabourin
                                         ---------------------------------------
                                         Name: Laurent Sabourin
                                         Title: Managing Director

                                         INTERNATIONAL SOS (EMEA) HOLDINGS N.V.
                                         By: /s/ Laurent Sabourin
                                         ---------------------------------------
                                         Name: Laurent Sabourin
                                         Title: Managing Director

                                         AEA INTERNATIONAL HOLDINGS LIMITED

                                         By: /s/ Laurent Sabourin
                                         ---------------------------------------
                                         Name: Laurent Sabourin
                                         Title: Director

                                         ARNAUD P.A. VAISSIE

                                         /s/ Arnaud P.A. Vaissie
                                         ---------------------------------------

                                         PASCAL M.G. REY-HERME

                                         /s/ Pascal M.G. Rey-Herme
                                         ---------------------------------------

                                         LAURENT SABOURIN

                                         /s/ Laurent Sabourin
                                         ---------------------------------------

                                    EXHIBIT 2

                  BEST DYNAMIC SERVICES LIMITED - SCHEDULE 13D

                                LETTER AGREEMENTS

                                December 17, 2005

Ms. Joan Sullivan Garrett
Connemara, LLC
2448 E. Squawbush Place
Phoenix, AZ 85048

                       RE: PROPOSAL REGARDING MEDAIRE INC.

Dear Ms. Garrett:

            The purpose of this letter (this "Letter") is to set forth certain understandings between Best Dynamic Services Ltd. ("BDS"), and you, individually, and as the authorized signatory to Connemara, LLC (collectively, "Ms. Garrett"), with respect to (i) the parties' expectations regarding the future business strategy of MedAire, Inc. ("MedAire"), (ii) a proposed employment agreement between MedAire and Ms. Garrett, (iii) the parties' agreement to vote their respective holding of securities of MedAire, (iv) the current and any future holdings of MedAire securities held directly or indirectly by Ms. Garrett, and (v) certain related matters, subject to the terms and conditions in this Letter.

            The parties agree to prepare and execute further definitive agreements, which will include, among others, (i) a settlement and mutual release agreement which shall include the shareholders of MedAire listed on Exhibit B, (ii) a form of employment agreement for Ms. Garrett, and (iii) a shareholders agreement between Ms. Garrett and BDS (collectively, the "Definitive Agreements"). The Definitive Agreements will be executed as of the "Closing Date," which will occur promptly after all of the Definitive Agreements are in agreed forms and duly executed, all necessary shareholder consents have been obtained, all action on the part of MedAire and its board described herein have been taken, and all SEC requirements have been fulfilled. The parties intend promptly to begin preparing the written Definitive Agreements and other related documents, all of which will contain appropriate customary representations, warranties, indemnities, conditions, and agreements. The Definitive Agreements will include the following:

            1. Consent Resolutions; Board of Directors. Immediately before the solicitation of shareholder consents commences, Ms. Garrett and BDS agree to execute a document approving Consent Resolutions substantially in the form attached hereto as Exhibit A (the "Consent Resolutions). They also agree to urge other shareholders of MedAire to vote in favor of the actions described in the Consent Resolutions. Ms. Garrett will use her best efforts to persuade the existing board of directors to appoint Mr. James Allen Williams to the board of directors of MedAire, effective December 21, 2005; provided, however, that a condition to Mr. Williams' appointment will be his delivery to MedAire of his written resignation from MedAire's board of directors, effective immediately, if the Closing Date has not occurred on or before February 28, 2006 and a completed response to MedAire's standard directors and officers questionnaire (a copy of which will be provided to Mr. Williams on this date). Ms. Garrett will further use her best efforts to cause MedAire to modify the existing TRO in the Lawsuit described in Section 3(i) below to exclude the application of the TRO to Mr. Williams with respect to his ability to serve on the board of MedAire.

            2. SEC filings. Promptly after the signing of this agreement, BDS will file a statement containing the information required by Schedule 13 D with the U.S. Securities and Exchange Commission in compliance with the U.S. Securities Exchange Act of 1934, as amended (the "1934 Act"). Promptly after BDS files its Schedule 13 D, Ms. Garrett will also file a statement containing the information required by Schedule 13 D in compliance with the 1934 Act. The parties will also cooperate in MedAire's preparation (at MedAire's expense) of a proxy statement in compliance with Regulation 14A of the 1934 Act or an information statement in compliance with Regulation 14C of the 1934 Act to accompany the Consent Resolutions submitted for shareholder approval, which written consent shall be circulated on or before January 16, 2006. Any and all such filings will be subject to the review and approval of BDS, subject to MedAire's SEC compliance requirements.

            3. Settlements; Releases. The parties agree that, promptly after the execution of this agreement, they will cooperate to effect a standstill with respect to all lawsuits pending or threatened between any of the parties and their affiliates, including, without limitation, (i) the action filed in the United States District Court for the District of Arizona, Case No. CV 05-3874, and (ii) the action filed in the United States District Court for the District of Nevada, Case No. 2:05-cv-01463 (collectively, the "Lawsuits"). It is agreed that both Lawsuits will be subject to the standstill. During the standstill period, BDS will also not encourage or support any lawsuits or other proceedings prosecuted or initiated by any other MedAire shareholders. Ms. Garrett will use her best efforts to persuade the Board of MedAire to refrain from taking any extraordinary actions, as well as any actions inconsistent with the spirit and intent of this agreement through and including the Closing Date. Once the Closing Date has occurred, the parties will file, or use their best efforts to cause to be filed, stipulated judgments and/or stipulations for dismissal with prejudice of all litigation between the parties (including, without limitation, the Lawsuits), and the parties and their affiliates will release each other and their respective affiliates and use their best efforts to cause MedAire to release and discharge the other parties from any and all claims that any such party has had in the past or now has, whether known or unknown. The parties will also use their best efforts to obtain comprehensive releases from the MedAire shareholders listed on Exhibit B.

            4. Employment Agreement. The parties will use their best efforts to cause a new employment agreement to be executed between Ms. Garrett and MedAire, the terms of which will include the following:

                  (i) Ms. Garrett's title and position will be that of Chairman and Founder of MedAire. Ms. Garrett will be responsible for the representation and promotion of MedAire's brand to customers, governmental authorities, the medical community, and other stakeholders. Ms. Garrett will further assist in formulating the strategic vision of MedAire, but will not have any day-to-day management responsibility. Ms. Garrett will retain all benefits and perks she currently has as of the date hereof.

                  (ii) The term of Ms. Garrett's employment will be for a fixed period of 5 years. The agreement will provide that Ms. Garrett' employment may not be terminated under any circumstances but that the Board of Directors of MedAire can elect to put her on garden leave for the duration of the term of employment, during which leave she will continue to be entitled to all pay, benefits and perks. The employment agreement will include standard non-competition provisions which will end when the term of employment ends. All other terms not otherwise reflected herein will remain the same as the terms reflected in the employment agreement for Ms. Garrett as disclosed in MedAire's Form 10, filed with the SEC (which employment agreement the parties agree will be replaced by the new agreement for all purposes).

      The parties will use their best efforts to assure that, effective at the Closing Date, the Chief Executive Officer position of MedAire will be filled by Mr. Jim Williams.

      The management team will be evaluated from time to time to ensure that the new goals and direction of MedAire are properly carried out. It is the intention of the parties to protect the integrity of operational and medical staff at the core of the MedAire brand quality of service.

            5. Business Operations. The parties agree to use their commercially reasonable efforts to cause the following in connection with the business of MedAire:

                  (i) The MedAire brand and organization identity is to be preserved. There will be no combination with ISOS or any of its affiliates.

                  (ii) MedAire's headquarters will remain in the Phoenix, Arizona Area.

      All transactions between BDS or ISOS, or any of their affiliates, and MedAire will be negotiated on an arms-length basis, will be subject to approval by a majority of independent directors and will be subject to all listing and regulatory requirements, including disclosure requirements and antitrust restrictions, if any.

            6. Securities Held by the parties. Ms. Garrett hereby represents and warrants that she is the sole authorized signatory of Connemara, LLC, and individually and on behalf of Connemara, LLC. The undersigned signer on behalf of BDS hereby represents and warrants that he is an authorized signatory of BDS and that no consents are required from any other parties before BDS enters into this agreement. The parties also agree to the following:

                  (i) Individually and on behalf of Connemara, LLC, Ms. Garrett will abstain from voting her shares (including any after-acquired shares) in MedAire (the "Garrett Shares") in any way inconsistent with the terms of this Letter or the Definitive Agreements without the prior written consent of BDS. BDS and its affiliates will abstain from voting their shares (including any after-acquired shares) in MedAire (the "BDS Shares") in any way inconsistent with the terms of this Letter or the Definitive Agreements without the prior written consent of Ms. Garrett.

                  (ii) Ms. Garrett will not sell, pledge or otherwise dispose of, nor shall Ms. Garrett pledge or assign any voting rights in, any of the Garrett Shares for a period of five (5) years from the date of the Definitive Agreements; provided, however, that Ms. Garrett will be permitted to give a notice of a desire to sell up to 3% of the total outstanding shares of MedAire every six (6) months, beginning from December 5, 2006. BDS agrees that any transfer of any of the BDS Shares to an affiliate will be accompanied by the written promise of such affiliate to be bound by and comply with the terms of this agreement; provided that the obligations of BDS shall continue.

                  (iii) Subject to Section 6(ii) above, Ms. Garrett will grant BDS or its designee a right of first refusal in the event Ms. Garrett gives notice of a desire to sell or otherwise dispose of any of the Garrett Shares. It will not be necessary for Ms. Garrett to have received a third-party offer before giving such a notice. Under this right of first refusal, BDS or its designee will have the right to purchase all or a portion of the Garrett Shares offered for sale at a per share purchase price equal to the greater of (A) the average weighted quoted price over the previous 90 days, or (B) the last annual audited stated EBITDA per share multiplied by 7.5.

      The parties agree the terms of this Section 6 shall survive in the event
(a) MedAire ceases to be listed on the ASX, (b) MedAire is listed on any other stock exchange, or (c) any other change in the status of the way in which shares in MedAire are traded.

            7. Condition. This Letter is conditioned upon the execution, by February 28, 2006 of an approval of the Consent Resolutions and a form of release by the shareholders of MedAire listed on Exhibit B. If all of such signatures are not obtained by such date, the agreements contained in this agreement shall terminate.

            Please have the appropriate party sign and date this letter in the space provided below to confirm the mutual agreements and return a signed copy to the undersigned.

                                              Very truly yours,

                                             BEST DYNAMIC SERVICES, LTD

                                             By: /s/ Laurent Sabourin
                                                 -------------------------------
                                             Its: Director

Acknowledged and agreed as to:

/s/ Joan Sullivan Garrett                    Date: December 17, 2005
-------------------------------------
Joan Sullivan Garrett

Further acknowledged and agreed as to:

___________________________________          Date:______________________________
Name:

___________________________________          Date:______________________________
Name:

___________________________________          Date:______________________________
Name:

___________________________________          Date:______________________________
Name:

___________________________________          Date:______________________________
Name:

___________________________________          Date:______________________________
Name:

                                    Exhibit A

                               Consent Resolutions

To be effective as of the date (the "Effective Date") of the last signature obtained by written consent containing these Consent Resolutions of the record shareholders of MedAire, Inc., a Nevada corporation (the "Corporation"), holding the requisite percentage of shares of the Corporation's voting stock required to take the corporate actions set forth in these Consent Resolutions (the "Requisite Shareholders"), which written consent shall be submitted for shareholder approval in compliance with applicable law, including without limitation the timely delivery of a proxy or information statement as required by the U.S. Securities Exchange Act of 1934, as amended (the "1934 Act").

1.    Removal and Election of Directors.

      WHEREAS, in lieu of a meeting of the shareholders to elect directors of the Corporation, the undersigned desire to (a) remove all of the existing members of the Corporation's Board of Directors, and (b) nominate and elect the individuals listed below as the directors of the Corporation; be it

      RESOLVED, that the number of directors comprising the Corporation's Board of Directors be established at nine (9);

      FURTHER RESOLVED, that each of the directors of the Corporation in office immediately prior to the Effective Date be, and each of them hereby is, removed as a director of the Corporation; and

      FURTHER RESOLVED, that the following individuals are hereby elected to serve as a director of the Corporation, each to hold office until his or her successor is elected and qualified:

      -     James Allen Williams

      -     Gregory J. Bell

      -     Sandra Wilkensfield Wadsworth

      -     Neil Warren Hickson

      -     John Jessup

      -     John Gilbert McCormick

      -     Joan Sullivan Garrett

      -     Terry Giles

      -     Dr. Roy Herberger

2.    Approval of Corporation's Execution of Definitive Agreements

      WHEREAS, Best Dynamic Services Ltd. ("BDS") and Joan Sullivan Garrett, individually, and as the authorized signatory to Connemara, LLC (collectively, "Ms. Garrett") are parties to that certain letter agreement regarding the Corporation dated December 17, 2005, as more fully described in the Information Statement (the "Shareholder Letter Agreement"); and

      WHEREAS, in the Shareholder Letter Agreement, the parties agree to prepare and execute further definitive agreements, which will include, among others, (i) a settlement and mutual release agreement among the parties and the shareholders listed on Exhibit B, (ii) a form of employment agreement for Ms. Garrett, and
(iii) a shareholders agreement between Ms. Garrett and BDS (collectively, the "Definitive Agreements"); be it

      RESOLVED, to the extent that the Corporation is made a party to any of the Definitive Agreements, each of the Definitive Agreements is hereby authorized, ratified and approved.

3.    Stipulated Dismissal of Litigation Involving Stockholder Action

      WHEREAS, following execution of the Definitive Agreements and the Effective Date of these Consent Resolutions, it is necessary and desirable to enter into a mutual stipulated dismissal of the Lawsuits defined in the Shareholder Letter Agreement with prejudice and each side bearing its own costs and expenses (the "Stipulated Dismissal"); be it

      RESOLVED, that the Stipulated Dismissal be, and it hereby is, authorized, ratified and approved.

4.    Prior Actions Superceded

      WHEREAS, the Corporation received the following actions by written consent of shareholders:

      (a) on October 7, 2005 from legal counsel for Best Dynamic Services Limited ("Best Dynamic") that enclosed a consent resolution signed by certain holders of the Company's outstanding voting stock taking action to amend the bylaws of the Corporation to (i) permit holders of ten percent or more of the outstanding stock of the Corporation to call a shareholder's meeting and (ii) fix the number of directors at nine, as further described in the [Information Statement] (the "October Consent"); and

      (b) on November 28, 2005 from legal counsel for a "number of shareholders" in the Corporation, including Best Dynamic that enclosed a consent resolution signed by certain holders of the Company's outstanding voting stock taking action to remove all of the Corporation's directors and replace them with a new board of directors, as further described in the [Information Statement] (the "November Consent"); and

      WHEREAS, following execution of the Definitive Agreements and the Effective Date of these Consent Resolutions, it is necessary and desirable for these Consent Resolutions to supercede and replace the October Consent and the November Consent (collectively, the "Consents"); be it

      RESOLVED, that each of the Consents be, and each of them hereby is, superceded and replaced in its entirety by these Consent Resolutions; and

      FURTHER RESOLVED, that Section 2 of Article II of the Corporation's Amended and Restated Bylaws is hereby amended by deleting the current text of such section in its entirety and replacing it with the following text:

      "2.   Special Meetings.

            Special meetings of the stockholders may be called for any purpose or purposes at any time by a majority of the Board, Chairman of the Board, the Chief Executive Officer, the President or holders of at least 10% of the Corporation's outstanding voting stock. Business transacted at any special meeting of the stockholders shall be limited to the purposes stated in the notice thereof."

5.    Ratify Prior Director Compensation

      RESOLVED, that all prior director compensation be, and it hereby is, authorized, ratified and approved.

6.    Approve Independent Director Compensation Going Forward

      WHEREAS, included among the Definitive Agreements is a compensation arrangement between the Corporation and two of its independent directors, Terry Giles and Dr. Roy Herberger, in the form attached as an exhibit to the [Information Statement] (the "Independent Director Compensation Arrangement"); be it

      RESOLVED, that the Independent Director Compensation Arrangement be, and it hereby is, authorized, ratified and approved.

7.    Ratify/Approve Indemnification Agreements for Directors

      WHEREAS, pursuant to prior approval by the Corporation's Board of Directors, indemnification agreements have been entered into between the Corporation and each of Joan Garrett, Jim Lara, Michelle Hanson, Dr. Roy Herberger, and Terry Giles (the "Existing Indemnification Agreements"); and

      WHEREAS, in connection with the election of directors effected by these Consent Resolutions, it is necessary and desirable for the Corporation to enter into indemnification Agreements in substantially the form of the Existing Indemnification Agreements with each of the new directors (the "New Indemnification Agreements"); be it

      RESOLVED, that each of the Existing Indemnification Agreements and the new Indemnification Agreements be, and each of them hereby is, authorized, ratified and approved.

8.    General

      RESOLVED, that the officers of the Corporation, acting either alone or together with any other officer of the Corporation, be, and they hereby are, authorized and directed, in the name and on behalf of the Corporation to (i) do and perform all acts and execute and deliver all documents, instruments, certificates and statements which may be necessary to effectuate the transactions contemplated by these resolutions (in the forms approved by the officers executing the same, such officers' approval to be conclusively evidenced by such officers' execution thereof) and (ii) file all certifications, notices, forms, applications and other documents with the appropriate governmental bodies.

                                    Exhibit B

                              Required Shareholders

               (To be mutually agreed upon by BDS and Ms. Garrett,
                    and to be finalized by December 21, 2005)

1.

2.

3.

4.

5.

6.

                                December 17, 2005

Ms. Joan Sullivan Garrett
2448 E. Squawbush Place
Phoenix, AZ 85048

Dear Ms. Garrett:

            This letter confirms the following discussions and understandings between Best Dynamic Services ("BDS") and you that took place on December 16, 2005.

            BDS hereby offers you a board of directors position with AEA Investment, Ltd. (the "Company"), a wholly-owned subsidiary of AEA International, Ltd., a corporation organized under the laws of the British Virgin Islands, subject to (a) the consummation of the transactions contemplated in the letter from BDS to you, dated December 17, 2005 (the "December 17 Letter"), including the execution of the Definitive Agreements (as defined in the December 17 Letter), and (b) the execution of an agreement satisfactory to the Company outlining your duties and obligations as a member of the board of the Company (the "Board Member Agreement"). The Board Member Agreement will include, among other things, compensation to you in the amount of $4,667.67 per month, for a period of 5 years, which amounts may be paid in a lump sum in advance.

            BDS agrees to use its best efforts to accomplish a modification of the employment agreement between James E. Lara and MedAire to replace MedAire's right to terminate Mr. Lara without cause with a provision entitling MedAire, at any time, to place Mr. Lara on garden leave for 12 months, with full pay, benefits and perks. After the completion of any such garden leave, Mr. Lara's employment shall terminate.

                                    Very truly yours,

                                    BEST DYNAMIC SERVICES, LTD

                                    By: /s/ Laurent Sabourin
                                    --------------------------------------------
                                    Its: Director

Acknowledged and agreed as to:

/s/ Joan Sullivan Garrett                         Date: December 17, 2005
---------------------------------------
Joan Sullivan Garrett

                                    EXHIBIT 3

                  BEST DYNAMIC SERVICES LIMITED - SCHEDULE 13D

                              PUT OPTION AGREEMENT

                                                          CUTLER HUGHES + HARRIS

                                                                BUSINESS LAWYERS

2ND PUT OPTION AGREEMENT

VENDOR   LF Private Equity AS

ISOS     International SOS Pte Limited

BDS      Best Dynamic Services Limited

Liability limited by a scheme approved under Professional Standards Legislation

CONTENTS

1  Definitions and interpretation                                          1

   1.1   Definitions                                                       1
   1.2   Interpretation                                                    2
   1.3   Headings                                                          3

2  Put option                                                              3

   2.1   Grant of Put Option                                               3
   2.2   Exercise of Put Option                                            3

3  Number of shares                                                        3

   3.1   Vendor determination                                              3
   3.2   No obligation to exercise put option                              4
   3.3   Limit on number of shares                                         4

4  Purchaser election                                                      4

   4.1   Choice of who buys shares                                         4
   4.2   Notice to Vendor                                                  4
   4.3   Failure to elect or perform                                       4

5  Completion                                                              4

   5.1   Payment and transfer                                              4
   5.2   Free of encumbrances                                              5

6  Warranties                                                              5

   6.1   Vendor's warranties                                               5
   6.2   Purchaser's warranties                                            5

7 Notices and other communications                                         5

   7.1   Service of notices                                                5
   7.2   Effective on receipt                                              6

8  Miscellaneous                                                           6

   8.1   Alterations                                                       6
   8.2   Approvals and consents                                            6
   8.3   Assignment                                                        6
   8.4   Costs                                                             6
   8.5   Stamp duty                                                        6
   8.6   Survival                                                          7
   8.7   Counterparts                                                      7
   8.8   No merger                                                         7
   8.9   Entire agreement                                                  7
   8.10  Further action                                                    7
   8.11  Severability                                                      7
   8.12  Waiver                                                            7

8.13  Relationship                                                         7
8.14  Governing law and jurisdiction                                       8

Schedule 1

Schedule 2

Schedule 3

2ND PUT OPTION AGREEMENT

DATED    24.11.05

PARTIES  LF Private equity AS (VENDOR)
         of Tanke Svilands Gate, 30 N-Y002 Stavanger, Norway

         International SOS Pte Limited (ISOS)
         of 331 North Bridge Road, #17-00 Oden Towers, Singapore

         Best Dynamic Services Limited (BDS)
         of P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

RECITALS The parties have agreed that the Purchaser will grant a put option to the Vendor on the terms and conditions set out in this agreement.

IT IS AGREED:

1     DEFINITIONS AND INTERPRETATION

1.1   DEFINITIONS

      In this agreement:

      BUSINESS DAY means a day other than a Saturday, Sunday or public holiday in Sydney, Australia, Singapore or Stavanger, Norway.

      COMPANY means Medaire Inc ARBN 103 340 227.

      ENCUMBRANCE means any security for the payment of money or performance of obligations including a mortgage, lien, charge, pledge, trust, power, preferential right, interest or arrangement, or any agreement to create any of them or allow them to exist.

      EXERCISE DATE means the date on which the Put Option is exercised under clause 2.2(a).

      IMMEDIATELY AVAILABLE FUNDS means bank cheque, telegraphic transfer to an account or accounts nominated by the Vendor or otherwise in cleared funds.

      OPTION PRICE means $1.208 per Share.

      PURCHASER means each of BDS and ISOS.

      PREVIOUS PUT OPTION AGREEMENT means the document entitled Put Option Agreement between the parties dated on or about the date of this agreement.

      PUT OPTION means the put option detailed in clause 2.1.

      PUT OPTION NOTICE means a notice substantially in the form set out in schedule 2.

      PUT OPTION PERIOD means the period commencing on

      (a) if no shares in the Company were purchased by the Purchaser under the Previous Put Option Agreement, 5 June 2006.

      (b) if Shares in the Company were purchased by the Purchaser the day which is six months and one day after the day on which the Purchaser purchased the Shares in the Company for the Vendor and ending at 5.00 pm on the 10th Business Day after that date.

      SHARES means the number of ordinary shares in the Capital of the Company determined under clause 3.1 and set out in the Put Option Notice.

1.2   INTERPRETATION

      In this agreement, except where the context otherwise requires:

      (a) the singular includes the plural and vice versa, and a gender includes other genders

      (b) another grammatical form of a defined word or expression has a corresponding meaning

      (c) a reference to a clause, paragraph, schedule or annexure is to a clause or paragraph of, or schedule or annexure to, this agreement, and a reference to this agreement includes any schedule or annexure

      (d) a reference to a document or instrument includes the document or Instrument as novated, altered, supplemented or replaced from time to time

      (e)   a reference to A$, $A, dollar or $ is to Australian currency

      (f)   a reference to time is to Sydney, Australia time

      (g) a reference to a party is to a party to this agreement, and a reference to a party to a document includes the party's executors, administrators, successors and permitted assigns and substitutes

      (h) a reference to a person includes a natural person, partnership, body corporate, association, governmental or local authority or agency or other entity

      (i) a reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them

      (j) a word or expression defined in the Corporations Act has the meaning given to it in the Corporations Act

      (k) the meaning of general words is not limited by specific examples introduced by INCLUDING, FOR EXAMPLE or similar expressions

      (l) any agreement, representation, warranty or indemnity by two or more parties (including where two or more persons are included in the same defined term) binds them jointly and severally

      (m) any agreement, representation, warranty or indemnity in favour of two or more Parties (including where two or more persons are included in the same defined term) is for the benefit of them jointly and severally

      (n) a rule of construction does not apply to the disadvantage of a party because the party was responsible for the preparation of this agreement or any part of it

      (o) if a day on or by which an obligation must be performed or an event must occur is not a Business Day, the obligation must be performed or the event must occur on or by the next Business Day.

1.3   HEADINGS

      Headings are for ease of reference only and do not affect interpretation.

2     PUT OPTION

2.1   GRANT OF PUT OPTION

      In consideration of payment by the Vendor of $10.00 (receipt of which is acknowledged), the Purchaser makes to the Vendor an irrevocable and unconditional offer to purchase the Shares during the Put Option Period on the terms of this agreement.

2.2   EXERCISE OF PUT OPTION

      (a) The Put Option may be exercised by the Vendor giving a completed Put Option Notice to the Purchaser at any time during the Put Option Period.

      (b) The Put Option will lapse if the Put Option is not exercised during the Put Option Period.

3     NUMBER OF SHARES

3.1   VENDOR DETERMINATION

      The Vendor may determine at the time of exercise of the Put Option the number of Shares which will be the subject of the Put Option.

3.2   NO OBLIGATION TO EXERCISE PUT OPTION

      The Vendor is not obligated to exercise the Put Option and may choose to sell no shares to the Purchaser.

3.3   LIMIT ON NUMBER OF SHARES

      The number of Shares which the Vendor determines under clause 3.1 must not be more than 1,722,000 shares in the issued capital of the Company but may be any smaller number.

4     PURCHASER ELECTION

4.1   CHOICE OF WHO BUYS SHARES

      If the Vendor gives the Purchaser gives a Put Option Notice under clause 2.2(a) the Purchaser must decide which of BDS or ISOS will purchase the Shares. The Purchaser my elect to have the Shares split between BDS and ISOS.

4.2   NOTICE TO VENDOR

      The Purchaser must give notice of which of BDS and ISOS will purchase the shares to the Vendor at least two Business Days before completion.

4.3   FAILURE TO ELECT OR PERFORM

      If;

      (a) the Purchaser does not make an election under clause 4.1 or fails to notify the Vendor under clause 4.2 , or

      (b)   if BDS fails to pay for any Shares it is to purchase,

      ISOS will (without prejudice to the Vendor's rights against BDS) be the Purchaser and must purchase all of the Shares.

5     COMPLETION

5.1   PAYMENT AND TRANSFER

      At 10 am on tHe fifth Business Day after the Exercise Date at the time and place agreed between the Vendor and the Purchaser;

      (a) the Purchaser must pay to the Vendor the Option Price in Immediately Available Funds;

      (b) the Vendor must deliver to the Purchaser duly executed transfers of the relevant Shares in substantially the form set out in schedule 3, together with their share certificates if any.

5.2   FREE OF ENCUMBRANCES

      Any sale by the Vendor to the Purchaser of the Shares after the exercise of the Put Option under this agreement will be effected by the Vendor selling the Shares as owner free and clear of all Encumbrances.

6     WARRANTIES

6.1   VENDOR'S WARRANTIES

      The Vendor warrants that:

      (a) it has the legal right and power to enter into this agreement and consummate the transactions contemplated by this agreement on and subject to the terms and conditions of this agreement

      (b) the Shares will not be Encumbered at the date on which it transfers the Shares to the Purchaser,

      (c) the execution, delivery and performance of the agreement by it has been duly and validly authorised by all necessary corporate action on its part.

6.2   PURCHASER'S WARRANTIES

      Each Purchaser warrants that:

      (a) it has the legal right and power to enter into this agreement and consummate the transactions contemplated by this agreement on and subject to the terms and conditions of this agreement, and

      (b) the execution, delivery and performance of the agreement by it has been duly and validly authorised by all necessary corporate action on its part.

7     NOTICES AND OTHER COMMUNICATIONS

7.1   SERVICE OF NOTICES

      A notice, demand, consent, approval or communication under this agreement must be:

      (a) in writing, in English and signed by a person duly authorised by the sender, and

      (b) hand delivered or sent by prepaid post or facsimile to the recipient's address for notices specified in the schedule 1, as varied by any notice given by the recipient to the sender.

7.2   EFFECTIVE ON RECEIPT

      A notice given in accordance with clause 7.1 takes effect when taken to be received (or at a later time specified in it), and is taken to be received:

      (a)   if hand delivered, on delivery

      (b) if sent by prepaid post, two Business Days after the date of posting (or seven Business Days after the date of posting if posted to or from a place outside Australia)

      (c) if sent by facsimile, when the sender's facsimile system generates a message confirming successful transmission of the entire notice unless, within eight Business Hours after the transmission (In the location of the recipient), the recipient informs the sender that it has not received the entire notice, but if the delivery, receipt or transmission is not on a Business Day or is after 5.00 pm on a Business Day in the location of the recipient, the Notice is taken to be received at 9.00 am on the next Business Day.

8     MISCELLANEOUS

8.1   ALTERATIONS

      This agreement may be altered only in writing signed by each party.

8.2   APPROVALS AND CONSENTS

      Except where this agreement expressly states otherwise, a party may, in its discretion, give conditionally or unconditionally or withhold any approval or consent under this agreement.

8.3   ASSIGNMENT

      No party may assign their rights and obligations under this agreement except with the prior written consent of the other parties.

8.4   COSTS

      Each party must pay its own costs of negotiating, preparing and executing this agreement.

8.5   STAMP DUTY

      Any stamp duty, duties or other taxes of a similar nature (including fines, penalties and interest) in connection with this agreement or any transaction contemplated by this agreement, must be paid by the Purchaser.

8.6   SURVIVAL

      Any term by its nature intended to survive termination of this agreement survives termination of this agreement.

8.7   COUNTERPARTS

      This agreement may be executed in counterparts. All executed counterparts constitute one document.

8.8   NO MERGER

      The rights and obligations of the parties under this agreement do not merge on completion of any transaction contemplated by this agreement.

8.9   ENTIRE AGREEMENT

      This agreement constitutes the entire agreement between the parties in connection with its subject matter and supersedes all previous agreements or understandings between the parties in connection with its subject matter.

8.10  FURTHER ACTION

      Each party must do, at its own expense, everything reasonably necessary (including documents) to give full effect to this agreement and any transactions contemplated by it.

8.11  SEVERABILITY

      A term or part of a term of this agreement that Is illegal or unenforceable may be severed from this agreement and the remaining terms or parts of the term of this agreement continue in force.

8.12  WAIVER

      A party does not waive a right, power or remedy if It fails to exercise or delays in exercising the right, power or remedy. A single or partial exercise of a right, power or remedy does not prevent another or further exercise of that or another right, power or remedy. A waiver of a right, power or remedy must be in writing and signed by the party giving the waiver.

8.13  RELATIONSHIP

      Except where this agreement expressly states otherwise, it does not create a relationship of employment, trust, agency or partnership between the parties.

8.14  GOVERNING LAW AND JURISDICTION

      This agreement is governed by the law of New South Wales and each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New South Wales. If the courts of New South Wales refuse jurisdiction each party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of Singapore.

SCHEDULE 1

ADDRESS FOR NOTICES

VENDOR

331 North Bridge Road, #17-00 Oden Towers, Singapore

FAX: 65 6339 6185

Attn: Mr L Sabourin

PURCHASER

Tanke Svilands Gate 30 N-Y002 Stavanger Norway

FAX + 47 51 52 35 57

Attn: Betzy Wegger / Gudleik Nja

SCHEDULE 2

PUT OPTION NOTICE

To: Best Dynamic Services Limited and International SOS Pte Limited

      Attention: Mr L Sabourin

2ND PUT OPTION AGREEMENT DATED [ ] 2005 BETWEEN LF PRIVATE EQUITY AS AND BEST DYNAMIC SERVICES LIMITED AND INTERNATIONAL SOS PTE LIMITED ("AGREEMENT")

We refer to the Agreement and pursuant to clause 2.2 of the Agreement exercise the Put Option as defined in the Agreement.

The number of Shares the subject of this notice is [     ].

Dated this      day of      2005

Signed for and on behalf of LF Private          )
Equity AS by its duty appointed attorney        )
Brace Watson in the presence of:                )_______________________________
                                                )
_______________________________________________ )
Witness                                         )

SCHEDULE 3

STANDARD SHARE TRANSFER FORM

FULL NAME OF     Company: MEDAIRE LIMITED ARBN 103 340 227
COMPANY
                 Place of registration of Company: Nevada USA
--------------------------------------------------------------------------------

DESCRIPTION OF   Class             fully paid        SRN 13300023133
SECURITIES
                 ordinary                            MDE
--------------------------------------------------------------------------------

                 quantity:          words            figures

--------------------------------------------------------------------------------

FULL NAME OF     LF PRIVATE EQUITY AS
TRANSFEROR
--------------------------------------------------------------------------------

CONSIDERATION                                        Date of Purchase

                                                        / /2006

--------------------------------------------------------------------------------

FULL NAME OF
TRANSFEREE
--------------------------------------------------------------------------------

ADDRESS OF
TRANSFEREE
--------------------------------------------------------------------------------

REGISTRATION     Please register the transfer of the above named securities
REQUEST          from the Transferor to the Transferee
--------------------------------------------------------------------------------

BENEFICIAL       Upon registration of this transfer, the transferee will hold
INTEREST         the above securities beneficially
--------------------------------------------------------------------------------

The Transferor the registered holder of the above securities, for the consideration stated, transfer the above securities to the Transferee, free from all encumbrances. The Transferor warrants that it is legally authorised and entitled to transfer the securities.

The Transferee accepts the securities. The Transferee agrees to become a member of the Company and to be bound by the Constitution of the Company on being registered as the holder of the securities.

--------------------------------------------------------------------------------
EXECUTION
BY
TRANSFEROR       Signed for and on behalf of LF Private    )
                 Equity AS by its duly appointed attorney  )
                 Bruce Watson in the presence of:          )____________________
                                                           )
                 _________________________________________ )
                 Witness                                   )

_________________
DATE EXECUTED

 / /20
--------------------------------------------------------------------------------

EXECUTION
BY               Executed by                            )
TRANSFEREE                                              )

                 _______________________________        ___________________
                 Signature                              Signature

                 _______________________________        ________________________
                 Full name (print please)               Full name (print please)

                                                        Director
                 __________________________________     ________________________
                 Position (insert whether secretary     Position
                  or Director)

_________________
DATE EXECUTED

 / /2006
--------------------------------------------------------------------------------

EXECUTED AS AN AGREEMENT:

Signed for and on behalf of LF Private     )
Equity AS by its duly appointed attorney   )
Bruce Watson in the presence of:           ) /s/
                                             -----------------------------------
/s/ Michael George
------------------
Witness

Signed by                                  ) /s/
authorised representative of International   -----------------------------------
SOS Pte Limited in the presence of:        )
                                           )

/s/ Michael George
------------------
Witness

Michael George
------------------
Print name

Signed by                                  ) /s/
authorised representative of Best Dynamic    -----------------------------------
Services Limited in the presence of:       )
                                           )

/s/ Michael George
------------------
Witness

Michael George
------------------
Print name